Exhibit 99.1

www.lilly.com
Telephone: (317) 433-1150	Eli Lilly and Company
Telecopy: (317) 276-0894	Patent Division
Email: acastetter@Lilly.com	Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.
June 13, 2013

Waratah Pharmaceuticals, Inc.

101 College Park, Suite 220

Toronto, Ontario, M5G IL7

Canada

RE:     Amendment No. 1 to Collaboration and License Agreement between Waratah Pharmaceuticals, Inc. and Eli Lilly and Company, dated February 25, 2010

Ladies and Gentlemen:

This Amendment (“Amendment”), effective as of June 14, 2013 (Amendment Effective Date), is by and between

Eli Lilly and Company (“Lilly”)

AND

Waratah Pharmaceuticals, a wholly owned subsidiary of Transition Therapeutics, Inc. (“Transition”)

in relation to a Collaboration and License Agreement between Lilly and Transition with an effective date February 25, 2010 (“Agreement). A copy of the Agreement is attached hereto and incorporated herein by reference.

Pursuant to Article 4.2(a)(i) of the Agreement, Lilly hereby wishes to exercise the POC Option and pay Transition the payment in accordance with Article 9.2 of the Agreement. Lilly shall be deemed the Commercializing Party in accordance with Article 4.4 of the Agreement. Subject to the terms and conditions of the Agreement and this Amendment, Lilly shall obtain all Rights and Obligations outlined in Article 4.4 of the Agreement.

By this letter, and pursuant to Article 17.7 of the Agreement, the Parties agree to amend the Agreement with effect as of the Amendment Effective Date, as follows:

1.	All terms capitalized in this Amendment shall refer to terms defined in the Agreement unless otherwise expressly stipulated.

2.	Except to the extent expressly stipulated in this Amendment, the terms of the Agreement shall remain unchanged and in full force and effect.

Answers That Matter.

3.	The definition of Lead Compound(s), Article 1.29, shall be deleted and replaced as follows: “Lead Compound” is (deleted text: the specific identifying number of lead compound).

4.	The compound (deleted text: the specific identifying number of lead compound) is a Backup Compound existing at the Effective Date for the purposes of this Agreement and Amendment

5.	The definition of Licensed Product, Article 1.30, shall be deleted and replaced as follows: “Licensed Product” means any product containing (deleted text: the specific identifying number of lead compound) including Combination(s) or Kit(s).

6.	The Parties agree to maintain through and beyond completion of the PH2 Study the JDC as outlined in Article 2.2 of the Agreement in respect to matters relating to the Licensed Product.

7.	The Parties agree that Lilly will conduct the diabetes PH2 Study in at least 375 patients with each patient’s treatment duration scheduled to be at least 3 months.

8.	The monetary obligations outlined in 8.i through 8.iii below shall be added to Article 9.2 of the Agreement as follows:

Transition will pay Lilly a total of fourteen million U.S. dollars ($14,000,000) in 2014 as outlined in the following non-refundable lump sum payments:

i.	Six million U.S. dollars ($6,000,000) no later than thirty (30) days after 20% enrollment is completed for the PH2 Study for the Licensed Product.
ii.	Four million U.S. dollars ($4,000,000) no later than thirty (30) days after 50% enrollment is completed for the PH2 Study for the Licensed Product.
iii.	Four million U.S. dollars ($4,000,000) the earlier of December 20, 2014 provided the PH2 Study is ongoing and thirty (30) days after 70% enrollment is completed for the PH2 Study for the Licensed Product.

9.	The Parties agree that if Transition completes the payments as set out in 8.i through 8.iii above, within sixty (60) days of the Licensed Product achieving the milestones outlined in Article 9.4 of the Agreement, Lilly will make the non-refundable payments to Transition as set out in Article 9.4 Column B of the Agreement.

10.	Article 9.5 of the Agreement shall be deleted and replaced as follows: If Lilly conducts a PH2 Study for only one of either the diabetes or obesity indication, then the milestones in Article 9.4 Column B will be reduced by (deleted text: modification of royalty rate).

11.	Article 9.6 of the Agreement and the last paragraph of Article 1.32 of the Agreement shall be deleted and Article 9.6 shall be replaced as follows: The Parties agree if Transition completes the payments as set out in Article 9.2 as amended by this Amendment, Lilly will pay Transition on a quarterly basis a (deleted text: specific royalty rate) royalty on annual worldwide Net Sales of Licensed Products. The royalty rates will remain unchanged regardless of whether or not the PH2 Studies are performed in one or both of the diabetes or obesity indications. Notwithstanding Article 1.32 as amended, in no event shall the royalty rate under this Article 9.6 of a Licensed Product that is a Combination or Kit be less than (deleted text: specific royalty rate) of annual worldwide Net Sales of such Licensed Product.

12.	Article 9.3 of the Agreement shall be deleted and replaced as follows: Within ninety (90) days after receipt by Lilly of the final, unblinded tables, figures, and listings (TFLs) from the completed PH2 Study for the Licensed Product, if Lilly elects to continue to Develop and Commercialize Licensed Product Lilly will pay to Transition fifteen million U.S. dollars ($15,000,000), which payment shall be non-refundable and non-creditable against any payments due under this Agreement. If Lilly does not make this payment in accordance with this Article 9.3, then Transition in its discretion, may at its own expense or with a Third Party, Develop and Commercialize Licensed Product without any further obligations to Lilly; except for those payment obligations under Article 9.7 of the Agreement. If Transition elects to Develop and Commercialize Licensed Product, then Lilly shall be responsible for the transfer, license and assistance obligations as outlined in Article 4.9 of the Agreement.

13.	The Parties agree that upon completion of the PH2 Study and after the end of the Phase 2 Study meeting with the FDA and upon alignment with FDA on the Phase 3 clinical plan, Lilly has eighteen (18) months to commence Phase 3 Enabling Work (“Phase 3 Enabling Work” is defined as, but not limited to, work on the commercial production process for API and drug product, work on commercial analytical methods, biopharmaceutics studies (DDI, QTc), Phase 3 enabling toxicology work, and/or commercial delivery device work) or the first Phase 3 clinical trial for the Licensed Product. If Lilly does not commence Phase 3 Enabling Work or the first Phase 3 clinical trial for the Licensed Product within this time period, then Transition, in its discretion, may at its own expense or with a Third Party, Develop and Commercialize Licensed Product without any further obligations to Lilly; except for those payment obligations under Article 9.7 of the Agreement. If Transition elects to Develop and Commercialize Licensed Product, then Lilly shall be responsible for the transfer, license and assistance obligations as outlined in Article 4.9 of the Agreement.

14.	Article 4.8 of the Agreement shall be deleted and replaced as follows: If during the ten years after the Effective Date Lilly elects to perform clinical development on any Backup Compound, then Lilly shall notify Transition in writing of such election and Transition shall have the right to receive a (deleted text: specific royalty rate) royalty on the worldwide annual net sales of any product containing a Backup Compound existing at the Effective Date for a term of the later of ten (10) years from its First Commercial Sale or the last to expire of Lilly Patents covering the product; or a (deleted text: specific royalty rate) royalty on the worldwide annual net sales of any product containing a Backup Compound developed after the Effective Date for a term of the later of ten (10) years from its First Commercial Sale or the last to expire of Lilly Patents covering the product. For the purposes of this amended Article 4.8, the term “Licensed Product” in Articles 1.20 and 13.1 shall include Backup Compound.

15.	The terms of this Amendment shall be deemed an integral part of the Agreement.

16.	This Amendment may be executed in one or more counterparts by the Parties by signature of a person having authority to bind the party, each of which when executed and delivered by facsimile, electronic transmission or by mail delivery, will be an original and all of which shall constitute but one and the same Amendment.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the Amendment Effective Date by their proper and duly authorized representatives.

ELI LILLY AND COMPANY	WARATAH PHARMACEUTICALS INC.

By:	By:

Name:	Name:

Title:	Title:

Date:	Date: